Morgan, Lewis & Bockius

c/o 19th Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8688

WRITER’S EMAIL

louise.liu@morganlewis.com

January 14, 2025

Confidential

Ms. Chen Chen

Mr. Chris Dietz

Mr. Matthew Crispino

Mr. Larry Spirgel

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Knorex Ltd. (CIK No. 0001982960)
Registration Statement on Form F-1

Dear Ms. Chen, Mr. Dietz, Mr. Crispino, and Mr. Spirgel:

On behalf of our client, Knorex Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 18, 2024 on the Company’s registration statement on Form F-1 (the “Registration Statement”) initially filed on November 12, 2024 (the “Initial Filing Date”).

Concurrently with the submission of this letter, the Company is filing herewith amendment No. 1 (“Amendment No. 1”) to the Registration Statement and certain exhibits via EDGAR to the Commission. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No. 1 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 1.

Partners:

Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#,

William Ho, David Liao, Charles Mo, Billy Wong, and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California),

Alice Huang (California), Mathew Lewis (New York),

Louise Liu (New York), Vivien Yu (New South Wales),

and Ning Zhang (New York)

*China-Appointed Attesting Officer
#Notary Public of Hong Kong

19th Floor, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

January 14, 2025 Page 2

The Company respectfully advises the Staff that, subject to market conditions, it plans to launch the road show for the proposed offering as soon as possible but not earlier than 15 days after the Initial Filing Date. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Unaudited Condensed Consolidated Financial Statements of Knorex Ltd.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 17 - Subsequent events, page F-29

1.	Please revise your disclosures here and on page F-54 to address the issuance of warrants on September 30, 2024 as discussed on page 41. As part of your response, please tell us whether the warrants were issued in connection with the issuance of debt. In this regard, we note that your disclosure on page 41 refers to “an aggregate principal amount.” Lastly, if debt was issued, revise your capitalization and dilution disclosures to reflect the pro forma impact.

In response to the Staff’s comment, the Company has revised the relevant disclosures on pages 38, 41 81, F-29 and F-54 of the Amendment No. 1 to avoid possible confusion and to clarify that no debt was issued. The Company respectfully submits that the warrants issued by the Company on September 30, 2024 were in exchange for warrants previously issued by Knorex SG pursuant to the Restructuring Agreement.

Audited Consolidated Financial Statements of Knorex Ltd.

Report of Independent Registered Public Accounting Firm, page F-30

2.	Please revise to include the signature of the accounting firm. Refer to Rule 2-02(a) of Regulation S-X.

In response to the Staff’s comment, the Company has revised disclosure on page F-30 of the Amendment No. 1.

If you have any questions regarding the Amendment No. 1, please contact the undersigned by phone at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com.

Very truly yours

By:	/s/ Louise L. Liu
Louise L. Liu
Partner

cc:	Khar Heng Choo, Director and Chief Executive Officer, KNOREX LTD.
Joan Wu, Esq., Hunter Taubman Fischer & Li LLC